UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Aptevo Therapeutics Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

03835L207
(CUSIP Number)

Kevin Tang

Tang Capital Management, LLC

4747 Executive Drive, Suite 210

San Diego, CA 92121

(858) 200-3830
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 3, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 03835L207	13D	Page 2 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Partners, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,760,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,760,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,760,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 54.4%
14	Type of Reporting Person PN

CUSIP NO. 03835L207	13D	Page 3 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,760,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,760,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,760,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 54.4%
14	Type of Reporting Person OO

CUSIP NO. 03835L207	13D	Page 4 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kevin Tang
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds PF, WC, OO
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,760,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,760,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,760,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 54.4%
14	Type of Reporting Person IN

Item 1. Security and Issuer

This Statement on Schedule 13D (the “Statement” or “Schedule 13D”) relates to the common stock, par value $0.001 (the “Common Stock”), of Aptevo Therapeutics Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 2401 4th Avenue, Suite 1050, Seattle, WA 98121.

Item 2. Identity and Background

This Statement is being jointly filed in accordance with the Joint Filing Agreement attached hereto as Exhibit 1 on behalf of the following individuals and entities (each, a “Reporting Person” and collectively, “Reporting Persons”), pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended:

Tang Capital Partners, LP

Tang Capital Management, LLC

Kevin Tang

Information Regarding Each Reporting Person

Tang Capital Partners, LP

The business address of Tang Capital Partners, LP is:

4747 Executive Drive, Suite 210

San Diego, CA 92121

Tang Capital Partners, LP is a limited partnership engaged in capital management.

Tang Capital Management, LLC

The business address of Tang Capital Management, LLC is:

4747 Executive Drive, Suite 210

San Diego, CA 92121

Tang Capital Management, LLC is a limited liability company that is the general partner of Tang Capital Partners, LP.

Kevin Tang

The business address of Kevin Tang is:

4747 Executive Drive, Suite 210

San Diego, CA 92121

Mr. Tang is the manager of Tang Capital Management, LLC.

Information Regarding Legal Proceedings

To the knowledge of the Reporting Persons, no individual or entity identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such party was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Citizenship

Tang Capital Partners, LP is a Delaware limited partnership. Tang Capital Management, LLC is a Delaware limited liability company. Mr. Tang is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons have expended an aggregate of approximately $28.1 million to purchase 1,760,000 shares of the Issuer’s Common Stock. Such purchases were effected through the open market. The Common Stock was acquired in the ordinary course of business. Subject to the following paragraph, Tang Capital Partners, LP used its own funds for the purchases, none of which were borrowed or otherwise obtained from any other source.

Tang Capital Partners, LP maintains commingled margin accounts with various financial institutions, which may extend margin credit to Tang Capital Partners, LP as and when required, to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts. The margin accounts may from time to time have debit balances. Since multiple different securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.

Item 4. Purpose of Transaction

The Reporting Persons are engaged in the investment business. The purpose of the acquisition of the shares of the Issuer’s Common Stock is for investment, and the acquisitions of such stock were made in the ordinary course of the Reporting Persons’ businesses.

Depending upon overall market conditions and the performance of the Company in the future, and the availability of Common Stock or other securities in the Issuer at prices that would make the purchase or sale of such Common Stock or other securities desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Common Stock or other securities on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

Except as set forth herein, the Reporting Persons have no present intent or proposals that relate to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D, provided that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5.   Interest in Securities of the Issuer.

(a)	Amount beneficially owned and percentage of class:

Tang Capital Partners, LP	1,760,000 shares, representing 54.4% of the class
Tang Capital Management, LLC	1,760,000 shares, representing 54.4% of the class
Kevin Tang	1,760,000 shares, representing 54.4% of the class

Tang Capital Partners, LP is the beneficial owner of 1,760,000 shares of the Issuer’s Common Stock. Tang Capital Partners, LP shares voting and dispositive power over such shares of Common Stock with Tang Capital Management, LLC and Kevin Tang.

Tang Capital Management, LLC, as the general partner of Tang Capital Partners, LP, may be deemed to beneficially own the shares of the Issuer’s Common Stock owned by Tang Capital Partners, LP. Tang Capital Management, LLC shares voting and dispositive power over such shares with Tang Capital Partners, LP and Kevin Tang.

Kevin Tang, as the manager of Tang Capital Management, LLC, may be deemed to beneficially own the shares of the Issuer’s Common Stock beneficially owned by Tang Capital Partners, LP. Kevin Tang shares voting and dispositive power over such shares with Tang Capital Partners, LP and Tang Capital Management, LLC.

The percentages used herein are based on 3,232,811 shares of Common Stock reported to be issued and outstanding as of August 14, 2020, as set forth in the Company’s Quarterly Report on Form 10-Q that was filed with the Securities and Exchange Commission on August 14, 2020.

(b)	Voting and disposition powers:

Sole power to vote or direct the vote:

Tang Capital Partners, LP	0 shares
Tang Capital Management, LLC	0 shares
Kevin Tang	0 shares

Shared power to vote or direct the vote:

Tang Capital Partners, LP	1,760,000 shares
Tang Capital Management, LLC	1,760,000 shares
Kevin Tang	1,760,000 shares

Sole power to dispose or direct the disposition:

Tang Capital Partners, LP	0 shares
Tang Capital Management, LLC	0 shares
Kevin Tang	0 shares

Shared power to dispose or direct the disposition:

Tang Capital Partners, LP	1,760,000 shares
Tang Capital Management, LLC	1,760,000 shares
Kevin Tang	1,760,000 shares

(c)	The Reporting Persons have engaged in the following transactions in the Issuer’s Common Stock during the last 60 days:

Entity	Transaction	Trade Date	Shares	Price/Share
Tang Capital Partners, LP	Purchase	November 3, 2020	174,734	$ 9.65[1]
Tang Capital Partners, LP	Purchase	November 3, 2020	145,266	$10.40[2]
Tang Capital Partners, LP	Purchase	November 4, 2020	44,561	$10.40[3]
Tang Capital Partners, LP	Purchase	November 4, 2020	27,060	$10.95[4]
Tang Capital Partners, LP	Purchase	November 4, 2020	88,379	$13.11[5]
Tang Capital Partners, LP	Purchase	November 4, 2020	160,000	$13.83[6]
Tang Capital Partners, LP	Purchase	November 4, 2020	99,854	$13.65[7]
Tang Capital Partners, LP	Purchase	November 4, 2020	60,146	$16.33[8]
Tang Capital Partners, LP	Purchase	November 4, 2020	160,000	$16.84[9]

_____________________________

1 The price reported is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $9.06 to $10.05. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the SEC staff, upon request, all information regarding the number of shares purchased at each price within the ranges set forth in Footnotes 1 through 19 herein.

2 The price reported is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $10.06 to $10.50.

3 The price reported is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $9.87 to $10.86.

4 The price reported is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $10.88 to $11.00.

5 The price reported is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $12.88 to $13.44.

6 The price reported is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $13.33 to $14.00.

7 The price reported is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $13.18 to $14.00.

8 The price reported is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $16.18 to $16.45.

9 The price reported is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $16.33 to $17.00.

Tang Capital Partners, LP	Purchase	November 5, 2020	160,000	$15.31[10]
Tang Capital Partners, LP	Purchase	November 5, 2020	77,133	$14.22[11]
Tang Capital Partners, LP	Purchase	November 5, 2020	71,241	$15.32[12]
Tang Capital Partners, LP	Purchase	November 5, 2020	171,626	$23.79[13]
Tang Capital Partners, LP	Purchase	November 5, 2020	137,241	$20.78[14]
Tang Capital Partners, LP	Purchase	November 5, 2020	8,482	$20.94[15]
Tang Capital Partners, LP	Purchase	November 6, 2020	34,044	$20.63[16]
Tang Capital Partners, LP	Purchase	November 6, 2020	29,682	$22.33[17]
Tang Capital Partners, LP	Purchase	November 6, 2020	107,901	$23.48[18]
Tang Capital Partners, LP	Purchase	November 6, 2020	2,650	$23.87[19]

(e)	N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Reference is made to the relationships described in Item 5(a) of this Statement.

The Reporting Persons have entered into a Joint Filing Agreement. See Item 2.

Any of the Reporting Persons may from time to time acquire or dispose of Issuer securities. Such acquisitions or dispositions may be made in the open market or in privately negotiated transactions.

Item 7.   Material to Be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement

*       *       *

_____________________________

10 The price reported is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $14.74 to $15.50.

11 The price reported is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $13.98 to $14.93.

12 The price reported is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $14.98 to $15.50.

13 The price reported is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $23.09 to $24.00.

14 The price reported is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $20.18 to $21.00.

15 The price reported is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $20.86 to $21.00.

16 The price reported is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $20.10 to $21.00.

17 The price reported is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $21.85 to $22.84.

18 The price reported is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $22.85 to $23.84.

19 The price reported is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $23.85 to $23.87.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the following Reporting Persons certifies that the information set forth in this statement is true, complete and correct.

November 6, 2020

Tang Capital Partners, LP

By:	Tang Capital Management, LLC

By:	/s/ Kevin Tang
Kevin Tang, Manager

Tang Capital Management, LLC

By:	/s/ Kevin Tang
Kevin Tang, Manager

/s/ Kevin Tang
Kevin Tang

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.001, of Aptevo Therapeutics Inc., and that this Agreement be included as an Exhibit to such joint filing. The Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 6th day of November, 2020.

Tang Capital Partners, LP

By:	Tang Capital Management, LLC

By:	/s/ Kevin Tang
Kevin Tang, Manager

Tang Capital Management, LLC

By:	/s/ Kevin Tang
Kevin Tang, Manager

/s/ Kevin Tang
Kevin Tang